

August 10, 2011

Via Facsimile
Mr. Francois-Xavier Roger
Chief Financial Officer
Millicom International Cellular S.A.
15 Rue Leon Laval
L-3372 Leudelange Grand Duchy of Luxembourg

> **Re:** **Millicom International Cellular S.A.**
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed March 7, 2011**
> **File No. 0-22828**

Dear Mr. Roger:

We have reviewed your response letter dated June 30, 2011 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2010

Note 4. Acquisitions of Subsidiaries, Joint Ventures and Non-Controlling Interests, page F-31

Telefonica Cellular S.A. DE CV

1. We note in your response to comment 2 that no consideration was provided to your local partner for the unconditional call option other than the conditional put option. Please explain to us the financial and any other business reasons for you and your local partner entering into this arrangement. Also, tell us if consideration was given to including a control premium in the calculation of the call option exercise price and if not, please explain why.

2. Explain to us why you believe the fair value of the call option was zero at the date of acquisition and at December 31, 2010.

3. Please summarize for us all of the terms of the Celtel call option and the put option.

4. Regarding the above comment, we note the exercise price of the Celtel call option and the put option varies "depending on the profitability of Celtel based on a single-digit market price based multiple of current year EBITDA." Please provide us the details of the specific formulas for determining the exercise price of the Celtel call option and the put option. Also, please tell us what the exercise price of the Celtel call option and the put option would have been at the date of acquisition and at December 31, 2010.

5. You stated in your response that the unconditional call option does not meet the definition of a liability as it is exercisable at Millicom's option. However, in order to conclude Millicom controls Celtel, you have also asserted Millicom would exercise the option if the non-controlling shareholder wished to use his voting rights in a manner that you believed were not in the economic interests of Celtel or Millicom. It appears, since how the non-controlling shareholder of Celtel decides to use his voting rights is beyond your control, there is an inconsistency in your conclusions. If the non-controlling shareholder used his voting rights in a manner that conflicts with the interests of Millicom, Millicom would be forced to exercise the option in order to maintain control. Please explain further to us why your conclusion that Millicom controls Celtel does not also necessitate a conclusion that a liability has been incurred.

6. Regarding your allocation of the Celtel purchase price, we note on page F-32 that you attribute the $854 million assigned to Goodwill to the profitability potential of Celtel and the synergies expected to arise. It is unclear to us why a significant amount of this value is not reflected in valuation of the telecommunication license, please explain. Also, please describe for us in detail the comparable transactions relied upon for the valuation of the telecommunications license.

7. We note you determined the fair value of the customer list using the discounted excess earnings method and the fair value of the previously held interest was based on discounted cash flow. Please explain to us the discounted excess earnings methodology used for valuing the customer list. Also, please compare for us the assumptions you used in the valuation of the customer list intangible asset to those used in the valuation of the previously held interest.

Mr. Francois-Xavier Roger
Millicom International Cellular S.A.
August 10, 2011
Page 3

       You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact or me at (202) 551-3810 with any other questions.

      Sincerely,

      /s/ Robert S. Littlepage Jr. for

      Larry Spirgel
      Assistant Director